SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 20/16

Litigation – Ivaí Engenharia de Obras S.A.

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that today its Board of Directors approved a proposal for a judicial settlement with Ivaí Engenharia de Obras S.A.

Said judicial settlement, proposed by Ivaí Engenharia de Obras S.A. to the Company, refers to the ongoing administrative discussions and litigation between Companhia Paranaense de Energia – Copel, Copel Geração e Transmissão S.A. and Ivaí Engenharia de Obras S.A., whose object is the recognition of the right to economic-financial balance and the respective amounts of involved, arising from the contract entered into with Copel Geração e Transmissão S.A. related to execution of the works of the Derivação Rio Jordão SHP in the 1990s.

As described in Note 29 of the Quartely Information of June 30, 2016, the Company recorded the amount of R$658.2 million classified as possible loss and R$148.6 million as probable loss, the latter being the basis for the judicial settlement, bringing certain benefits for the Company. The amount will be paid in fifteen monthly installments corrected by 50% of the monthly IPCA index disclosed until the due date of each installment.

The judicial settlement approval process followed all the Company’s corporate governance procedures, with decisions by all the collegiate bodies within their statutory spheres of competence (Executive Board, Audit Committee, Board of Directors and Fiscal Council), based on two independent legal opinions by highly specialized law firms and the evaluation of a consulting firm.

Curitiba, October 20, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.